U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934*

                                (Amendment No. 6)

                         SYNOVICS PHARMACEUTICALS, INC.
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                        87163M10 1 (formerly 090946 10 4)
                                 (CUSIP Number)

          Nirmal Mulye, Ph.D., President, Nostrum Pharmaceuticals, Inc.
          10 Erin Court, Kendall Park, New Jersey 08824 (732) 422-0416
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 January 3, 2007
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                                                     Page 2 of 5

                                  SCHEDULE 13D


CUSIP No. 87163M10 1
--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY).

     Nostrum Pharmaceuticals, Inc.
     51-0365768
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  |_|
     (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             |_|

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware, USA
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    None
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        10,661,000
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           None
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    10,661,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,661,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     40.93%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 87163M10 1
--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY).

     Nirmal V. Mulye, Ph.D.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  |_|
     (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             |_|

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    None
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER*
   SHARES
BENEFICIALLY        10,661,000
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           None
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER*

                    10,661,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

     10,661,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     40.93%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

---------------
* All of the shares of Common Stock covered by this report were owned legally by Nostrum Pharmaceuticals, Inc., and none were owned directly by Nirmal V. Mulye, Ph.D. Mr. Mulye is the beneficial owner of all of the outstanding capital stock of Nostrum Pharmaceuticals, Inc.

Item 2.  Identity and Background.

Nostrum Pharmaceuticals, Inc. ("Nostrum")
Nirmal V. Mulye, Ph.D. ("Mulye")

By letter dated January 3, 2007, Mulye resigned with immediate effect as Chief Scientific Officer of Synovics Pharmaceuticals, Inc (the "Company"). A copy of Mulye's resignation letter has been filed as Exhibit 1 hereto.

Item 4.  Purpose of Transaction.

All shares of Common Stock which Nostrum has owned were acquired for investment purposes and as consideration for two pharmaceutical product license agreements by and between the Company and Nostrum dated as of June 16, 2004 and March 16, 2005, respectively (collectively, the "License Agreements").

By letter dated January 3, 2007, Mulye resigned as Chief Scientific Officer of the Company. Mulye's decision to resign was based upon his judgment that recent actions taken by and at the behest of the Company's current Chairman and Chief Executive Officer, Ronald Howard Lane, Ph.D. ("Lane") have resulted in the constructive termination of his position and responsibilities.

Lanes's actions toward Mulye have included the following: (i) eliminating Mulye's role in the Company's research and development function, (ii) directing employees of the Company and its subsidiaries not to communicate with Mulye regarding the research and development of pharmaceutical products, (iii) terminating key employees of the Company and its subsidiaries who were critical to the prosecution of the Company's drug development program, (iv) refusing to pay Mulye's salary, (v) closing the New Jersey office maintained by the Company and one of its subsidiaries which had been utilized by Mulye and other key employees in the research and development area, and (vi) disparaging Mulye and his related companies, including Nostrum, before the employees of the Company and its subsidiaries as well as many institutional investors in the pharmaceutical industry.

As set forth in the attached letter, in connection with his resignation as Chief Scientific Officer of the Company, Mulye has reserved all of his rights to seek payment of compensation, indemnification and expense reimbursement from the Company.

Despite the decision of Mulye to resign as the Company's Chief Scientific Officer, Nostrum will continue to perform its obligations under the License Agreements.

Item 7.


1. Letter dated January 3, 2007 from Nirmal Mulye to Ronald Howard Lane.

Signature

After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  January 8, 2007


                                    NOSTRUM PHARMACEUTICALS, INC.


                                    By /s/ Nirmal V. Mulye
                                      ------------------------------------------
                                    Name:  Nirmal V. Mulye, Ph.D.
                                    Title: President



                                    /s/ Nirmal V. Mulye
                                    --------------------------------------------
                                    NIRMAL V. MULYE, Ph.D.